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January 15, 2002


The Rottlund Company, Inc.
3065 Center Point Drive
Roseville, Minnesota 55113

Re: Second Amended and Restated Revolving Credit Agreement, dated November 30, 1999, as amended ("Credit Agreement") among The Rottlund Company, Inc. ("Borrower"), Fleet National Bank ("Agent"), in its capacity as Agent for itself and the other lenders named therein including Fleet National Bank and Washington Mutual Bank, F.A. each as a lender (collectively, "Lenders")

Ladies and Gentlemen:

This letter, when accepted, constitutes the commitment of the Lenders to provide the modifications ("Modifications") to the Credit Agreement and the Loan Documents as described on the Term Sheet dated January 11, 2002 attached hereto as Exhibit "A" which is incorporated herein by reference ("Term Sheet"). The Modifications relate to and are conditioned upon the Borrower repurchasing a sufficient amount of outstanding shares of common stock of Borrower held by public investors to enable the Borrower to delist from the American Stock Exchange and cease reporting to the Securities and Exchange Commission while still vesting control of the Borrower in the Rotter family (the "Go Private Transaction (all of the foregoing being referred to as the "Go Private Transaction"). Terms not otherwise defined herein shall have the meanings set forth in the Credit Agreement.

The Modifications will be conditioned upon the execution and delivery by the Borrower and the Guarantors, of such other documents and instruments as may be deemed appropriate by either the Agent or its counsel, including modifications to the Credit Agreement and the Loan Documents. The documents and instruments to be executed shall include such other terms and conditions determined by the Agent to be appropriate for transactions of this type. The obligations of the Lender herein are further subject to compliance by the Borrower and the Guarantors with such closing conditions as the Agent customarily requires in comparable transactions.

The Borrower and the Guarantors shall pay all costs of the Agent and the Lenders in connection with this transaction and shall hold harmless the Lenders from any claim or litigation made or threatened by any third party with respect thereto.

This Commitment is not assignable.

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The time and place of closing shall be on or before June 30, 2002. If the closing has not occurred on before that date or if the Borrower terminates its efforts to close the Go Private Transaction, then upon the occurrence of either of such events, this Commitment shall immediately terminate.

The terms and conditions of this letter together with the Term Sheet are conditioned upon the absence of any material adverse change in the financial condition or prospects of the Borrower or any Guarantor from the most recent financial statements submitted to the Agent pursuant to the Credit Agreement.

The laws of the State of Georgia shall govern this Commitment. If the terms and conditions of this Commitment are acceptable to you, please indicate in the space provided below.

Very truly yours,



Fleet National Bank


By:    /s/ Andrew D. Stickney
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     Andrew D. Stickney, Vice President


Washington Mutual Bank, F.A.


By:    /s/
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Read, accepted and agreed to by:

The Rottlund Company, Inc.


By:    /s/ Steven A. Kahn
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